UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Financial Statements for the Years Ended December 31, 2008 and 2007,

Supplemental Schedule as of December 31, 2008

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 26, 2009

WILLIAMS-SONOMA, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Investments, at fair value:
Cash	$392	$204
Mutual funds	49,394,336	66,425,724
Williams-Sonoma, Inc. Stock Fund	15,579,133	49,841,929
Collective common trust fund	10,631,827	7,261,278
Loans to participants	3,538,113	3,684,600

Total investments at fair value	79,143,801	127,213,735
Employee contributions receivable	543,265	892,227
Employer contributions receivable	184,092	387,354
Interest receivable	–	12,275
Mutual fund dividends receivable	28,521	14,184

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	79,899,679	128,519,775
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	516,151	(19,553)

NET ASSETS AVAILABLE FOR BENEFITS	$80,415,830	$128,500,222

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net depreciation in investments	$(58,266,614)	$(7,961,842)
Interest	516,389	456,071
Dividends	834,427	841,012

Total investment loss	(56,915,798)	(6,664,759)

Contributions:
Employee	15,586,906	17,019,643
Employer, net of forfeitures	5,125,364	5,258,537

Total contributions	20,712,270	22,278,180

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	11,840,548	14,671,232
Participant paid administrative expenses	40,316	37,661

Total deductions	11,880,864	14,708,893
Net increase (decrease)	(48,084,392)	904,528
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	128,500,222	127,595,694
End of year	$80,415,830	$128,500,222

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan, which became effective as of February 1, 1989, is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Contributions – The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participant’s taxable income in the year of contribution. Full-time regular associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. Part-time and casual associates who are at least 21 years old may participate as soon as administratively practicable after the completion of 1,000 hours of service with the Company within a given Plan year or their first year of service. Temporary associates are eligible to participate only if eligibility criteria had previously been met as a former full-time, part-time or casual associate. The Plan permits eligible employees to make elective deferral contributions up to 15% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (5% for certain highly compensated individuals) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements. Effective January 1, 2009 eligible employees will be permitted to make salary deferral contributions up to 75% of their eligible compensation each pay period (5% for certain highly compensated individuals) up to the maximum salary deferral contributions allowed under federal income tax rules of $16,500 and “catch-up” contributions of $5,000. During 2008 and 2007, federal income tax rules generally limited participants’ maximum salary deferral contributions to $15,500, and “catch-up” contributions to $5,000.

The Company makes a matching contribution to each participant’s account equal to 50% of the participant’s elective deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay (5% for certain highly compensated individuals). The Company does not match participants’ rollover and “catch-up” contributions. Effective January 1, 2009, each participant’s matching contribution will be earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the Company on June 30 or December 31 of the year in which the deferrals are made. Further, eligible associates must complete one year of eligibility service prior to receiving Company matching contributions.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and earnings or losses. Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment alternatives available to participants during 2008 and 2007 were as follows:

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock

•	Dodge & Cox Balanced Fund – a balanced fund invested in stocks and bonds

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies

•	PIMCO Total Return Admin Class Fund – an intermediate term bond fund invested primarily in investment grade debt securities. In December 2008, the PIMCO Total Return D Fund was replaced by this fund.

•	American Beacon International Equity Fund – a foreign stock fund invested primarily in stocks of large, non-U.S. international companies

•	Growth Fund of America R4 – a large cap fund with diversified investments in both growth stocks and large U.S. companies. In December 2008, the Growth Fund of America R3 was replaced by this fund.

•	Schwab S&P 500 Select SHS – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average

•	Artisan Small Cap Fund – a small cap fund invested in small cap U.S. growth companies

•	Barclay’s Global Investors Lifepath 2040 Fund – a mutual fund that intends to hold approximately 87% of assets in stocks, 12% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2030 Fund – a mutual fund that intends to hold approximately 76% of assets in stocks, 23% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2020 Fund – a mutual fund that intends to hold approximately 62% of assets in stocks, 37% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2010 Fund – a mutual fund that intends to hold approximately 45% of assets in stocks, 54% in bonds and 1% in money market instruments

•

Barclay’s Global Investors Lifepath Retirement Fund – a mutual fund invested in stocks, bonds, and money market instruments managed for investors seeking income and moderate long-term growth of capital

•	Schwab Stable Value Fund – a collective common trust invested in stable value investments such as guaranteed investment contracts, collective investment trusts and wrapped fixed income investments

Participant loans – Participants who are employed by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loan balance must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions and earnings attributable thereto vest immediately.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited and used to reduce the amount of future Company matching contributions (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions remains in the Plan (except if the participant’s vested balance is $5,000 or less following separation) until the participant has a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce the amount of future Company matching contributions, pay the Plan’s administrative expenses, and fund the restoration of forfeited amounts. During 2008 and 2007, Company matching contributions were reduced by $641,575 and $545,059, respectively, from forfeited unvested accounts.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Administrative expenses incurred by the Plan are generally paid by the Company. Investment expenses incurred by the Plan are generally paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including mutual funds, fixed income funds, a collective common trust fund and Williams-Sonoma, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the fair market values of investment securities have occurred in the past and may occur in the near term. Such changes have materially affected and could materially affect the amounts reported in the financial statements.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash and cash equivalents – Cash and cash equivalents primarily represent amounts temporarily held in cash due to the timing of investment transactions occurring near year-end.

Investments – Investments in Williams-Sonoma, Inc. common stock and mutual funds are stated at fair value, which is based on publicly quoted market prices. Investments in collective common trust funds (the Schwab Stable Value Fund) are stated at fair value, as determined by the issuer, and then adjusted to contract value. Participant loans are stated at their carrying values, which approximate their fair values.

Stable Value Fund – The Schwab Stable Value Fund (“the Fund”) is a collective common trust that is fully benefit-responsive. The Fund invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, alternative and separate account investment contracts as well as short-term money market instruments.

Alternative and separate account investment contracts consist of investments in underlying securities with wrap contracts under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. In the event that wrap contracts fail to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (A- or above).

The Fund is stated at fair value within investments in the statement of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value based on the proportionate share of ownership by the Plan’s participants. The fair value of the Fund is equal to the total of the fair values of the underlying assets plus the wrap contracts. In determining fair value, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, the likelihood of default by the issuer of an investment security. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The statement of changes in net assets available for benefits is presented on a contract value basis. The contract value of the Fund was $11,147,978 and $7,241,725 as of December 31, 2008 and 2007, respectively.

Benefits payable – As of December 31, 2008 and 2007, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2008	2007

Deferred benefits payable	$16,137,585	$28,142,856
Benefits payable	1,082,047	243,792

Total	$17,219,632	$28,386,648

Deferred benefits payable represents vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represents vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Related party transactions – The Charles Schwab Trust Company is the trustee of the Plan, as defined by the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Fees paid to The Charles

Schwab Trust Company and Schwab Retirement Plan Services, Inc. for trustee and administrative fees amounted to $326,050 and $379,211 in 2008 and 2007, respectively.

In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund and are determined based on shares held as of the record date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

Fair Value Measurements – On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 establishes a standard definition for fair value, provides a framework under generally accepted accounting principles for measuring fair value (by requiring the Plan to maximize the use of observable inputs) and expands disclosure requirements for fair value measurements.

SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices (unadjusted) from active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly; or

•	Level 3: unobservable inputs for which little or no market activity exists.

The Plan has classified the inputs used to measure the fair values of common stock and mutual funds as Level 1, as their fair values were based on publicly quoted market prices. The fair value of investments in the Schwab Stable Value Fund is equal to the total of the fair values of the underlying assets plus the wrap contracts. The fair value of the wrap contracts is determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end. Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values as reported by the funds daily. Short-term money market investments are stated at amortized cost, which approximates fair value. Based on the foregoing, inputs used to measure the fair value of investments in the Schwab Stable Value Fund are classified as Level 2. Participant loans are carried at amortized cost, which approximates fair value and are classified as Level 3.

Assets measured at fair value as of December 31, 2008 were:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash	$392	$-	$-	$392
Mutual funds	49,394,336	-	-	49,394,336
Williams-Sonoma, Inc. Stock Fund	15,579,133	-	-	15,579,133
Collective common trust fund	-	10,631,827	-	10,631,827
Participant loans	-	-	3,538,113	3,538,113

Total investments measured at fair value	$64,973,861	$10,631,827	$3,538,113	$79,143,801

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance as of January 1, 2008	$3,684,600
Issuances, repayments, and settlements, net	(146,487)

Balance as of December 31, 2008	$3,538,113

3.	INVESTMENTS

At December 31, 2008 and 2007, the fair value of the following investments was 5% or more of the net assets available for benefits:

	2008	2007
Williams-Sonoma, Inc. Stock Fund (488,987 and 482,824 fund shares, respectively)	$15,579,133	$49,841,929

Schwab Stable Value Fund (615,614 and 416,886 fund shares, respectively)	10,631,827	7,261,278

Dodge & Cox Balanced Fund (182,944 and 183,804 fund shares, respectively)	9,377,715	14,888,154

Dodge & Cox Stock Fund (118,749 and 112,067 fund shares, respectively)	8,831,379	15,494,405

Pimco Total Return Admin Class Fund (620,106 fund shares)	6,287,877	-

American Beacon Intl Equity Fund (407,148 and 349,791 fund shares, respectively)	5,060,845	7,891,290

Growth Fund of America R4 (237,583 fund shares)	4,827,678	-

Schwab S&P 500 Select SHS (318,449 and 251,607 fund shares, respectively)	4,435,994	5,708,971	[1]

[1]	This fund balance, although less than 5% of net assets available for benefits at December 31, 2007, has been disclosed this year for comparability purposes.

During 2008 and 2007, the Plan’s investments, including investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:

	2008	2007
Williams-Sonoma, Inc. Stock Fund	$(33,178,587)	$(9,866,765)
Mutual funds	(25,448,169)	1,663,426
Collective common trust fund	360,142	241,497

Total net depreciation	$(58,266,614)	$(7,961,842)

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2008 to the Form 5500:

	2008	2007
Employer contributions receivable per the financial statements	$184,092	$387,354
Employer contributions earned; received in subsequent years	(184,092)	(257,765)

Employer contributions receivable per Form 5500	$-	$129,589

Employee contributions receivable per the financial statements	$543,265	$892,227
Employee contributions earned; received in subsequent years	(543,265)	(535,190)

Employee contributions receivable per Form 5500	$-	$357,037

The following is a reconciliation of employer and employee contributions per the financial statements for the year ended December 31, 2008 to the Form 5500:

	2008	2007
Employer contributions (net of forfeitures) per the financial statements	$5,125,364	$5,258,537
Employer contributions (net of forfeitures) earned; received in subsequent years	73,672	(126,440)

Employer contributions per Form 5500	$5,199,036	$5,132,097

Employee contributions per the financial statements	$15,586,906	$17,019,643
Employee contributions earned; received in subsequent years	(8,074)	(68,344)
Employee rollover contributions; separately reported on Form 5500	(928,756)	(2,153,674)

Employee contributions per Form 5500	$14,650,076	$14,797,625

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$80,415,830	$128,500,222
Contributions earned; received in subsequent years	(727,357)	(798,716)
Adjustment from contract value to fair value for collective common trust fund	(516,151)	19,553

Net assets available for benefits per Form 5500	$79,172,322	$127,721,059

The following is a reconciliation of net appreciation in value of the collective common trust fund per the financial statements at December 31, 2008 to the Form 5500:

	2008	2007
Net appreciation in value of collective common trust fund per the financial statements	$360,142	$241,497
Net appreciation (depreciation) from contract value to fair value for collective common trust fund	(535,704)	19,553

Net appreciation (depreciation) in value of collective common trust fund per Form 5500	$(175,562)	$261,050

5.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended through December 31, 2002, was qualified and the trust established there under tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the amendments to the Plan, as adopted subsequent to December 31, 2002, have not affected the Plan’s qualified status. The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2008. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

******

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2008

Security Description	Number of Fund Shares/Units	Fair Value

Williams-Sonoma, Inc. Stock Fund[1]	488,987	$15,579,133

Mutual funds:
Dodge & Cox Balanced Fund	182,944	9,377,715
Dodge & Cox Stock Fund	118,749	8,831,379
PIMCO Total Return Admin Class Fund	620,106	6,287,877
American Beacon International Equity Fund	407,148	5,060,845
Growth Fund of America R4	237,583	4,827,678
Schwab S&P 500 Select SHS[1]	318,449	4,435,994
Artisan Small Cap Fund	329,430	3,119,704
Barclay’s Global Investors Lifepath 2040 Fund	194,127	2,500,357
Barclay’s Global Investors Lifepath 2030 Fund	187,760	2,050,336
Barclay’s Global Investors Lifepath 2020 Fund	131,028	1,614,268
Barclay’s Global Investors Lifepath 2010 Fund	83,699	878,837
Barclay’s Global Investors Lifepath Retirement Fund	43,455	409,346

Total mutual funds		49,394,336

Collective common trust fund:
Schwab Stable Value Fund[1]	615,614	10,631,827

Cash		392
Loans to participants (681 loans at interest rates of 4.25% to 9.25%)[1,2]		3,538,113

Total assets held for investment		$79,143,801

1 Represents an exempt party-in-interest transaction.

2 Includes loans with original maturities of up to 15 years. See Note 1 to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Laurel Pies
Laurel Pies
Director of Compensation, Benefits and Human Resources Information Management Administrative Committee Member

Dated: June 26, 2009

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm